July 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: Ms. Maryse Mills-Apenteng

  Re:
  HireRight, Inc.
  Registration Statement on Form S-1 (File No. 333-140613)

Dear Ms. Mills-Apenteng:

        We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated July 18, 2007 (the "SEC Comment Letter") regarding Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-140613) filed by HireRight, Inc. (the "Registration Statement"). Concurrently herewith, HireRight, Inc. (the "Company") is filing with the Commission Amendment No. 4 ("Amendment No. 4") to the Registration Statement. The changes made in Amendment No. 4 are principally in response to the Staff's comments as set forth in the SEC Comment Letter and to update information since the Company's previous filing.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of Amendment No. 4. All factual representations in this letter are based upon information provided to us. Capitalized terms not otherwise defined herein have the meanings given to them in Amendment No. 4.

*****

Compensation Discussion and Analysis

Performance-Based Annual Cash Incentives, page 70

        1.     Please refer to prior comment 7 of our letter dated June 13, 2007. Please revise the disclosure on page 70 to state that the Executive Short-Term Incentive Plan for 2007 was amended and restated in May 2007 and clearly and succinctly describe the material differences between the two plans. Disclose the annual operating income targets used to determine executive bonus payments for 2006 and 2007 as well as the individual quarterly objectives used to determine executive bonus payments in 2006. Further, disclose what portion of the bonus is tied to annual operating income versus customers satisfaction scores for the 2007 Plan, and 2006 in the case of the Chief Executive Officer, and what portion of the bonuses awarded in 2006 were tied to customer satisfaction scores versus individual quarterly objectives. Note that quantified disclosure is required pursuant to Item 402(b)(2)(v) and Instruction 2 to Item 402(b), subject to Instruction 4 of Item 402(b).

        Response:    Pursuant to the Staff's request, the Company has substantially rewritten the "Performance-Based Annual Cash Incentives" discussion commencing on page 70 to add the requested disclosure other than the operating income plan for 2007. We respectfully submit that the specific operating income targets for 2007 represent confidential financial information, the disclosure of which would cause competitive harm to the Company. The Company transacts business in the highly competitive employment screening industry and being required to disclose its operating income targets for the coming year would cause substantial economic harm to the competitive position of the Company and fits squarely within the type of information protected and not required to be disclosed under National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984).

        First, the disclosure of these targets for the coming year would decrease the Company's competitiveness in its industry by providing competitors with valuable insight into the Company's profitability goals and pricing structure, thereby enabling competitors to under price the Company in competitive bidding situations or misrepresent or distort the information to place the Company in a negative light. In addition, disclosing such targets would reduce the Company's bargaining position in negotiating contracts and fee schedules with its customers and potential customers. Similarly, disclosing such information could have detrimental effects on the Company's negotiations with the Company's vendors and suppliers by allowing them to assess the Company's profitability goals when pricing services. The disclosure of the Company's internal targets may also lead customers, vendors and others to make various assumptions about the Company's business that may not be accurate. Finally, providing competitors with this level of granularity into the Company's compensation strategies would enable them to offer aggressive compensation packages to lure away key members of the Company's management team and also may adversely impact the Company's ability to acquire new talent. Accordingly, the Company's competitive position would be substantially harmed by the disclosure of such targets.

        In lieu of disclosing the actual 2007 targets, the Company has instead added disclosure to this section regarding the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

        2.     Please disclose the set percentage of the amount by which HireRight's operating results must exceed the annual operating income target before the compensation committee may authorize overachievement bonuses. See page 71. If discretion may be exercised in authorizing overachievement bonuses when the operating results do not exceed the annual operating income target by the set percentage, disclose this as well.

        Response:    The Company has provided the requested disclosure on page 71. The Company supplementally advises the Staff that the overachievement bonus is payable at the discretion of the Company's Compensation Committee at any time after the operating income targets have been achieved, subject to certain caps, which caps have also been added to this section.

Principal and Selling Stockholders, page 84

        3.     Please advise whether Hewitt Associates, LLC is an affiliate of the public company Hewitt Associates, Inc. If so, please disclose this in the footnote to the selling shareholder table. If not, please disclose the natural person or persons having voting or investment control over Hewitt Associates, LLC.

        Response:    Hewitt Associates LLC is a wholly-owned subsidiary of Hewitt Associates, Inc. The Company has revised the footnote disclosure on page 86 in accordance with the Staff's request.

Report of Independent Registered Public Accounting Firm, page F-2

        4.     Please revise to remove the preamble paragraph from the independent registered public accountants' report prior to effectiveness.

        Response:    The preamble paragraph from the independent registered public accountants' report has been removed.

Note 2. Summary of Significant Accounting Policies

Research and Development Expense, page F-11

        5.     Your response to prior comment number 8 states that during the periods the financial statements are presented in the registration statement, the efforts of your software engineers were focused primarily on maintenance activities and minor enhancements. Please address the following additional comments with respect to your response:

  •
  Please clarify the exact periods that your efforts were focused on maintenance and minor enhancements. Clarify whether you had any major enhancements in the years prior to the year ended December 31, 2004. Please tell us when you developed your last major enhancement prior to the major enhancements that are being developed in fiscal year 2007 and include a description of the enhancement.

  •
  Clarify how you distinguish between a major and minor enhancement. Explain how you determined that none of the enhancements developed during the periods the financial statements are presented in the registration statement added any functionality to your software; we refer you to paragraph 24 of SOP 98-1.

        Response:    From the time the Company commenced operations in 1995 through 1999, the primary focus of its operations was development of the core functionality of the Company's proprietary information processing engine (see disclosure under the caption "Our History" in the Business section on page 49 of Amendment No. 4) which includes workflow and work management automation, integration with third party information sources and third party service providers, pre-integration capability with leading recruiting software applications and the functionality to submit requests and view results for background screening reports. A more detailed discussion about the functionality and use of the Company's propriety information processing engine is included under the caption "Delivery of Services" in the Business section on page 56 of Amendment No. 4. Subsequent to 1999 no other costs related to major enhancements have been incurred. The Company defines a major enhancement as one that results in increased functionality of its processing engine. The Company also notes that its policy is to amortize capitalized software costs over a period of two years.

        From 2000 through 2006, as the Company focused primarily on adding new customers and growing its revenue base, software development efforts related to maintenance and minor enhancements of the Company's processing engine to support on-boarding these customers. These efforts primarily consisted of minor configuration or customization type activities, such as exchanging or adding to the third party information sources that are integrated with the processing engine, making minor customizations to workflow management to support a customized service request or adding data fields required to support a custom reporting request by an individual customer. In summary, such efforts consisted of making minor modifications to meet the demands of an individual customer, but did not add functionality to the processing engine that would be of use to the Company's remaining customers.

        Beginning in 2007, the Company has continued to incur costs for maintenance and minor enhancements of its information processing engine to support customer requirements. In addition, the Company commenced several major development initiatives. Two important product initiatives are underway. One is intended to create a unique product offering and customer interface functionality oriented for small business customers. The initiative includes developing the automated capability to set up, configure and on-board these customers and eliminate the manual set up effort by an implementation specialist. It also includes developing new automated billing and payment functionality to support back office processing requirements for small business customers. The second product initiative is focused toward the Company's larger "enterprise" customers and includes major enhancements to HireRight Enterprise, which is the primary means used by the Company's customers to access the Company's screening services and manage their screening program (e.g., to manage orders, users, compliance, reporting and analytics). The developments to HireRight Enterprise include major enhancements in the user interface, graphical presentation and screening application functions which will improve the services to all of our customers utilizing this software. The Company currently has a patent pending related to this development work. In addition, development projects are planned to redesign processes and data structure for back office processing that is embedded within the

Company's information processing engine in order to incorporate cost effective internal control measures and prepare the company to achieve compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        In accordance with paragraph 24 of SOP 98-1, the Company determined that the enhancements developed from 2000 through 2006 were minor based on the fact that the enhancements did not result in additional functionality which the processing engine was previously incapable of performing. For example, the Company changed or added some of the specific third party information sources that were integrated with the processing engine to support changes in the Company's business needs, but this did not improve the actual integration functionality or the platform itself. The Company applied this criteria for determining that all costs incurred by its software development function during this period should be expensed.

        In accordance with paragraph 25 of SOP 98-1, the Company also considers its ability to practically and cost effectively identify and track the continued use or benefit of the enhancement. In the example described above of adding a field to support a specific customer's custom reporting request, the Company does not consider it practical to track the continued use of specific fields or reports by individual customers to verify the continued benefit of enhancements over the amortization period for software development costs.

*****

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,
/s/ J.R. KANG J.R. Kang